

07006954

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51597 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEONET SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 TOWN SQUARE PLACE, SUITE 317
(No. and Street)

JERSEY CITY NJ 07310
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUSAN HAYES 201-526-8605
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE NEW YORK NY 10017
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAY 0 4 2007
WASH, D.C.
185
SECTION

PROCESSED
MAY 1 4 2007
THOMSON FINANCIAL

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, SUSAN HAYES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEONET SECURITIES, INC., as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL CONTROLLER/FINOP
Title

Notary Public



Syed F Ahmad
Notary Public, State of New Jersey
No 2335284
Qualified in Morris County
Commission Expires Sept. 9, 2010


This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NeoNet Securities, Inc.

**(A subsidiary of NeoNet AB)**

## Statement of Financial Condition
## (Available for Public Inspection)
## December 31, 2006



SEC MAIL PROCESSING
RECEIVED
MAY 0 4 2007
WASH, D.C.
185

# NeoNet Securities, Inc.
## Index
## December 31, 2006

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Stockholder and Board of Directors of
NeoNet Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NeoNet Securities, Inc. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 27, 2007

## NeoNet Securities, Inc.
### Statement of Financial Condition
### December 31, 2006

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 269,053 |
| Securities owned, at fair value | | 2,685,736 |
| Receivable from clearing brokers, including clearing deposit of $200,000 | | 1,141,343 |
| Receivable from NeoNet Securities AB | | 23,368,033 |
| Receivable from broker-dealers | | 13,746,117 |
| Receivable from customers | | 984,268 |
| Property and equipment, net | | 162,056 |
| Other assets | | 448,983 |
| Total assets | $ | 42,805,589 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Payable to broker-dealers | $ | 22,653,375 |
| Due to NeoNet Securities AB | | 14,730,385 |
| Payable to customers | | 609,969 |
| Accounts payable and accrued expenses | | 1,295,681 |
| Subordinated borrowings | | 550,000 |
| Total liabilities | | 39,839,410 |
| Commitments (Note 5) | | |
| Stockholder's equity | | |
| Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding | | 3 |
| Additional paid-in capital | | 2,950,000 |
| Retained earnings | | 16,176 |
| Total stockholder's equity | | 2,966,179 |
| Total liabilities and stockholder's equity | $ | 42,805,589 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Significant Accounting Policies

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the NASD. The Company is a wholly owned subsidiary of NeoNet AB (the "Parent"), located in Stockholm, Sweden. The Parent is a listed Company on the Stockholm Stock Exchange. The Company provides electronic brokerage services to broker/dealers and other clients by providing access to the US and European market places from a single access point.

**Translation of Foreign Currency**
The Company's functional currency is the United States dollar. Purchases and sales of securities, and income and expenses that are denominated in other currencies are translated into US dollar amounts on the transaction date.

**Property and Equipment**
Property and equipment are stated at cost less accumulated depreciation, and are depreciated on the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are stated at cost less accumulated amortization and are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**Income Taxes**
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

**Securities Transactions**
Commission income and related expenses are recorded on the trade date. Securities transactions with customers, NeoNet Securities AB and broker/dealers are reflected on the settlement date.

**Securities Owned**
Securities owned are carried at fair value. Fair value is determined by references to published market quotation as of the reporting date.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

**Netting of Receivables and Payables with Parent and Affiliates**
In conjunction with a formal netting arrangement between the Company and its Parent and affiliates, the Company settles all receivables and payables, with the parent and each affiliate on a net basis. At December 31, 2006, included in due from Neo Securities AB, net, the Company recorded payables to NeoNet Securities AB of $1,658,280.

## 2. Receivable from Clearing Broker

The Company has a clearing agreement with Merrill Lynch ("Merrill") to act as their clearing broker. The agreement with Merrill requires the Company to maintain a cash deposit of $200,000. Further, under the agreement with Merrill, the Company is required to pay $10,000 per month unless they

generate revenue in excess of the monthly $10,000 minimum. The Company did not incur any such charges in 2006.

## 3. Securities Owned

Securities owned, at market value, at December 31, 2006 consist of the following:

| | |
|---|---|
| U.S. Government | $ 2,685,736 |
| | $ 2,685,736 |

All of the securities owned are held at the Company's clearing broker, Merrill.

## 4. Property and Equipment

Property and equipment at December 31, 2006 are as follows:

| | |
|---|---|
| Furniture | $ 7,263 |
| Equipment | 312,069 |
| Leasehold improvements | 2,000 |
| Software | 33,498 |
| | 354,830 |
| Less accumulated depreciation and amortization | (192,774) |
| | $ 162,056 |

## 5. Commitments

On April 4, 2005, the Company entered into an operating lease for office space that expires on April 30, 2008. Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

| **Year ending December 31,** | |
|---|---|
| 2007 | $ 96,908 |
| 2008 | 32,303 |
| | $ 129,211 |

The Company also received a one-month lease abatement during 2005. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

## 6. Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan, which is at its discretion and is determined annually.

## 7. Income Taxes

The Company's income tax provision is comprised of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 28,327 | $ - | $ 28,327 |
| State and local | 123,085 | - | 123,085 |
| | $ 151,412 | $ - | $ 151,412 |

The Company had a Federal net operating loss carryforward at January 1, 2006 of approximately $1,319,950. This net operating loss created a deferred tax asset of approximately $792,224 at January 1, 2006. Such deferred tax asset had a 100% valuation allowance. During the year ended December 31, 2006, the Company earned sufficient operating income to fully utilize its Federal net operating losses, and as a result, the valuation allowance was released during 2006. As a result of utilization of the Federal net operating losses, the Company is subject to the Federal Alternative Minimum Tax ("AMT"), which resulted in a greater tax provision than the standard Federal tax which would be owed. The Company also had net operating losses in New York State and City of approximately $5,916,428 at January 1, 2006, which also had a 100% valuation allowance. The Company has relocated outside of New York State and City and filed final tax returns permanently surrendering these net operating losses, as a result, both the deferred tax asset and valuation allowance connected to these were released during the year ended December 31, 2006.

The primary difference between the Company's reported provision for income taxes and the amount computed by multiplying pre tax book income by the federal statutory rate is attributable to (1) the utilization of previous years' cumulative federal net operating allowances, net of the release of the valuation allowance described above (2) state and local taxes net of the federal benefit, and (3) the impact of the federal AMT described above.

## 8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule'), which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital pursuant to Rule 15c3-1, which requires minimum net capital of $250,000. The Company had net capital of approximately $2,478,000, which exceeded its requirement by approximately $2,228,000.

## 9. Related Party Transactions

The borrowings under subordination agreements at December 31, 2006 include two notes issued to the Parent, each bearing interest at 6% and maturing on October 31, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to a Service Agreement and Cost Sharing Agreement effective January 2005, the Company clears its securities traded on European exchanges through NeoNet Securities AB, a subsidiary of the Parent. The Parent guarantees the execution, clearance, and settlement of all securities transactions of the Company through NeoNet Securities AB. The Company is obligated to pay NeoNet Securities AB for operational services provided which include various operational, financial and general administrative services. The amount due to NeoNet Securities AB is non-interest bearing and is due on demand.

The Company provides operational services to NeoNet Securities under an agreement dated January 1, 2005 including various operational, financial and general administrative services. The amount due from NeoNet Securities AB is non-interest bearing and is due on demand.

The financial statements include the following items related to the Service and Cost Sharing Agreements:

| **Statement of Financial Condition** | |
|---|---|
| Uncleared transactions | |
| Receivable from NeoNet Securities AB | $ 23,368,033 |
| Receivable from broker-dealers | 13,746,117 |
| Receivable from customers | 984,268 |
| Payable to broker-dealers | 22,653,375 |
| Payable to customers | 609,969 |
| Payable to NeoNet Securities AB | 14,730,385 |

The Company is obligated to NeoNet Securities AB under a non-exclusive license agreement to use NeoNet Securities AB's proprietary trading software platform. The agreement was entered into on January 1, 2002 and expires December 31, 2016. This agreement requires a monthly payment of 750,000 Swedish Krona (or approximately $109,100 using the exchange rate at December 31, 2006).

As of December 31, 2006, the future license fee commitment under this agreement is approximately as follows (using the exchange rate as of December 31, 2006):

| **Year ending December 31,** | |
|---|---|
| 2007 | $ 1,309,200 |
| 2008 | 1,309,200 |
| 2009 | 1,309,200 |
| Thereafter and through 2016 | 9,164,400 |
| | $ 13,092,000 |

## 10. Off-Balance Sheet and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counter-party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company has concentrations of credit risk with regard to the open transactions with NeoNet Securities AB and one other broker-dealer. These concentrations of credit risk are approximately 92% of the Company's total assets and approximately 97% of the Company's total liabilities as reflected on the statement of financial condition at December 31, 2006.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Pursuant to the Company's contract with Merrill, in the event the Company terminates the agreement prior to such agreement's stated termination date, the Company has agreed to pay Merrill for any amounts which would have been owed based on a minimum clearing fee of $10,000 per month, measured by the time from the actual termination date through the agreement's stated termination, plus any extension to such term. As the Company does not presently intend to terminate such agreement, no accrual has been recorded as no amount can be estimated.

## 11. SEC Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

END